Exhibit 20(a)
                                    FOR:      QUIXOTE CORPORATION

                                    CONTACT:   Joan R. Riley
                                               Daniel P. Gorey
                                               (312) 467-6755

                                               Morgen-Walke Associates
FOR IMMEDIATE RELEASE                          June Filingeri, John Blackwell
                                               Media contact: Eileen King
                                               (212) 850-5600

                  QUIXOTE CORPORATION ADOPTS SHAREHOLDER RIGHTS PLAN
                                TO REPLACE EXISTING PLAN

          CHICAGO, IL, July 23, 1998 -- Quixote Corporation (Nasdaq:QUIX) announced today that its Board of Directors has adopted a Shareholder Rights Plan to replace the Company's existing Rights Plan which expires on July 24, 1998. Under the new Plan, preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each common share held as of the close of business on July 14, 1998.

          The Rights Plan is designed primarily to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company s shareholders, to prevent an acquirer from gaining control of Quixote by means of open market purchases of Quixote common stock, and to deter coercive and unfair takeover tactics. The Rights will expire on July 24, 2008.

          In a letter being sent to shareholders announcing the adoption of the Plan, Philip E. Rollhaus, Jr., Chairman and Chief Executive Officer of Quixote, said, "The Plan is intended to protect the interest of Quixote shareholders in the event the Company is confronted with coercive or unfair takeover tactics". He noted that such tactics include "offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive or unfair takeover tactics that could impair the Board s ability to represent shareholder interests fully".

          Mr. Rollhaus stressed, however, that "The Plan is not intended to prevent an acquisition of the Company on terms that are favorable and fair to all shareholders. The Plan is designed to deal with the very serious problem of unilateral actions by hostile acquirers which are calculated to deprive the Company s Board and its shareholders of their ability to determine the destiny of the Company".

                                   - MORE -

QUIXOTE CORPORATION ADOPTS SHAREHOLDER RIGHTS PLAN                     PAGE 2
TO REPLACE EXISTING PLAN


          Each Right will entitle holders of Quixote common stock to buy one one-thousandth of a newly issued share of Series B Junior Participating Preferred Stock of the Company at an exercise price of $40.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of more than 15% of the Quixote common shares or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of the common shares.

          If any person becomes the beneficial owner of more than 15% of the Quixote common shares, other than pursuant to an offer for all shares which is determined to be fair to, and otherwise in the best interest of, the Company and its shareholders, each Right not owned by such person or related parties will enable its holder to purchase, at the Right s then-current exercise price, common shares of Quixote (or, in certain circumstances as determined by the Board, a combination of cash, property, common shares or other securities) having a value of twice the Right s exercise price.

          In addition, if Quixote is involved in a merger or other business combination transaction with another person in which it is not the surviving corporation, or sells 50% or more of its assets to another person or persons, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then-current exercise price, common shares of the acquiring company having a value equal to two times the exercise price of the Right.

          The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until the 10th day following public announcement that a position in excess of 15% has been acquired.

          Quixote Corporation, through its wholly-owned subsidiaries, Energy Absorption Systems, Inc. and the TranSafe Corporation, is the world's leading manufacturer of energy-absorbing highway crash cushions, truck-mounted impact attenuators, computerized highway advisory radio transmitting systems and other highway safety products.